Exhibit 99.1

Dada Announces Unaudited Third Quarter 2024 Financial Results

SHANGHAI, China, November 13, 2024 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada”, the “Company”, or “we”), China’s leading local on-demand retail and delivery platform, today announced its unaudited financial results for the third quarter ended September 30, 2024.

“Our customer-centric high-quality growth strategy and effective execution delivered impressive results in the third quarter of 2024,” said Mr. Kevin Qing Guo, Chairman of the Board of Dada. “Driven by our commitment to providing quality products and instant delivery, JD NOW1 continued to build trust and mindshare among users. The year-on-year growth in both monthly transacting users2 and orders through the JD App maintained strong momentum, increasing by over 100% in the third quarter of 2024. Optimization to customer experience also fueled the growth in repeat purchase rate. For Dada NOW3, we continued to strengthen our partnerships with chain merchants and further enhanced delivery service quality, contributing to a 46% year-over-year increase in revenue for the first nine months. Going forward, we will continue to execute our quality-focused approach prioritizing customer experience and service excellence to create long-term value for customers, business partners, delivery riders, and beyond.”

“We are pleased to have delivered solid results this quarter with sequentially accelerated growth in order volume and continuing improvements in operating efficiency,” said Mr. Henry Jun Mao, Chief Financial Officer of Dada. “We are confident that our focus on enriching supply, optimizing service, and strengthening mindshare for our brand will lay a solid foundation for sustainable growth in the future. Meanwhile, Dada NOW continued to experience meaningful year-over-year growth in revenue, primarily driven by the momentum in our chain merchant business. Additionally, as a result of our high-quality development strategy and ongoing efficiency optimization, our GAAP and non-GAAP net loss margins4 narrowed by 4.1 and 3.7 percentage points quarter over quarter, respectively.”

Third Quarter 2024 Financial Results

Total net revenues were RMB2,429.4 million in the third quarter of 2024, compared with RMB2,621.8 million in the same quarter of 2023.

Beginning with the second quarter of 2024, the Company changed the presentation of disaggregated revenues to better reflect its lines of business. The table below sets forth the disaggregation of revenues for the three months and nine months ended September 30, 2024, respectively, with prior period financial results retrospectively recast to conform to current period presentation.

1 JD NOW was formerly known as JDDJ. JDDJ brands were upgraded to JD NOW in May 2024.

2 Monthly transacting user refers to an online user account that placed at least one order on our JD NOW platform in a given month, regardless of whether the order was subsequently paid, cancelled, delivered, returned, or refunded.

3 Dada NOW was formerly known as Dada Now. Dada Now brands were upgraded to Dada NOW in August 2024.

4 Please refer to “Use of Non-GAAP Financial Measures” for the definition of non-GAAP net margin.

	For the three months ended				For the nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024	YoY% Change	September 30, 2023	September 30, 2024	YoY% Change

	(RMB in thousands, except percentage data)
Net revenues
JD NOW
Commission fee	397,528	371,006	331,719	(16.6)%	1,242,572	1,126,471	(9.3)%
Online advertising and marketing services	480,344	128,805	66,392	(86.2)%	1,705,886	558,040	(67.3)%
Fulfillment services and others	662,408	412,637	532,100	(19.7)%	1,994,765	1,436,686	(28.0)%
Subtotal	1,540,280	912,448	930,211	(39.6)%	4,943,223	3,121,197	(36.9)%
Dada NOW
Intra-city delivery services	978,045	1,236,598	1,321,809	35.1%	2,484,075	3,602,859	45.0%
Last-mile delivery services	63,851	153,265	129,222	102.4%	211,868	372,515	75.8%
Others	39,663	47,596	48,197	21.5%	114,895	134,530	17.1%
Subtotal	1,081,559	1,437,459	1,499,228	38.6%	2,810,838	4,109,904	46.2%
Total	2,621,839	2,349,907	2,429,439	(7.3)%	7,754,061	7,231,101	(6.7)%

●	Net revenues generated from JD NOW was RMB930.2 million in the third quarter of 2024, compared with RMB1,540.3 million in the third quarter of 2023, mainly due to a decrease in online advertising and marketing services revenues and a decrease in fulfillment services and other revenues as a result of the full rollout of delivery fee waiver program for orders exceeding RMB29 since February 2024.

●	Net revenues generated from Dada NOW increased by 38.6% from RMB1,081.6 million in the third quarter of 2023 to RMB1,499.2 million in the third quarter of 2024, mainly driven by an increase in order volume of intra-city delivery services provided to various chain merchants.

Total costs and expenses were RMB2,656.7 million in the third quarter of 2024, compared with RMB2,862.6 million in the same quarter of 2023.

●	Operations and support costs were RMB1,731.7 million in the third quarter of 2024, compared with RMB1,711.2 million in the same quarter of 2023. The increase was primarily due to an increase in rider cost as a result of the increasing order volume of intra-city delivery services provided to various chain merchants, offset by a decrease in online advertising and marketing services costs.

●	Selling and marketing expenses were RMB717.4 million in the third quarter of 2024, compared with RMB1,018.5 million in the same quarter of 2023. The decrease was primarily due to a decrease in promotional activities initiated by us on the JD NOW platform.

●	General and administrative expenses were RMB107.7 million in the third quarter of 2024, compared with RMB29.1 million in the same quarter of 2023. The increase was primarily due to an increase in provision for credit loss and litigation related expenses.

●	Research and development expenses were RMB90.3 million in the third quarter of 2024, compared with RMB94.1 million in the same quarter of 2023.

Loss from operations was RMB226.8 million in the third quarter of 2024, compared with RMB 210.5 million in the same quarter of 2023.

Non-GAAP loss from operations5 was RMB86.7 million in the third quarter of 2024, compared with RMB52.4 million in the same quarter of 2023.

Net loss was RMB197.3 million in the third quarter of 2024, compared with RMB166.0 million in the same quarter of 2023.

Non-GAAP net loss6 was RMB59.4 million in the third quarter of 2024, compared with RMB9.2 million in the same quarter of 2023.

5 Non-GAAP income/(loss) from operations represents income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from acquisitions.

6 Non-GAAP net income/(loss) represents net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and income tax benefit from amortization of such intangible assets.

Basic and diluted net loss per ordinary share was RMB0.19 in the third quarter of 2024, compared with RMB0.16 for the third quarter of 2023.

Non-GAAP basic and diluted net loss per ordinary share7 was RMB0.06 in the third quarter of 2024, compared with RMB0.01 for the third quarter of 2023.

Supplemental Information

●	The following table sets forth the order volume and corresponding gross billings of our on-demand delivery services.

	For the three months ended			For the nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024
Number of orders delivered[8] (in millions)	477.7	679.2	648.4	1,546.8	1,881.9
Gross billings[9] (RMB in millions)	2,323.1	3,008.0	3,098.2	7,136.1	8,635.3

Environment, Social Responsibility and Governance (ESG)

●	Dada further extended care to riders’ families. Following the launch of the “Riders’ Children Care Program” in the second quarter of 2023, Dada has been providing financial supports for the children of delivery riders’ who received offers from universities and colleges. In the third quarter of 2024, following the 2024 National College Entrance Examinations, Dada has sponsored multiple college-enrolled children, awarding scholarships to support them in pursuit of their dreams. These efforts aim to continually enhance the sense of belonging and well-being of the riders on our platform.

●	Dada consistently cares for riders’ work and life through an enriched rider care system. In the third quarter of 2024, Dada launched various rider care activities in nearly 70 cities nationwide. In addition to material distribution primarily focused on summer-cooling supplies, Dada actively organized offline activities to enhance engagement with riders and other outdoor workers.

Conference Call

The Company will host a conference call to discuss the earnings at 8:30 p.m. Eastern Time on Wednesday, November 13, 2024 (9:30 a.m. Beijing time on Thursday, November 14, 2024).

7 Non-GAAP net income/(loss) per ordinary share is non-GAAP net income/(loss) divided by weighted average number of shares used in calculating non-GAAP net income/(loss) per ordinary share.

8 Number of orders delivered included orders directly placed through Dada NOW by merchants and individual senders, and orders fulfilled by Dada NOW for merchants on JD NOW.

9 Refer to the gross amount of services charges for abovementioned orders of the on-demand delivery services, net of value-added tax.

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10043239-5g83af.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A telephone replay of the call will be available after the conclusion of the conference call through November 21, 2024.

Dial-in numbers for the replay are as follows:

U.S./Canada	1-855-883-1031
Mainland China	400-1209-216
Hong Kong	800-930-639
Replay PIN	10043239

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net margin, and non-GAAP net income/(loss) per ordinary share as supplemental measures to review and assess its financial and operating performance. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from acquisitions. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and income tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) per ordinary share is non-GAAP net income/(loss) divided by weighted average number of shares used in calculating non-GAAP net income/(loss) per ordinary share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and income tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and income tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, non-GAAP financial measures should not be considered in isolation from or as an alternative to financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to offer quality on-demand retail experience and provide efficient on-demand delivery services; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada Nexus Limited

Dada Nexus Limited is China’s leading local on-demand retail and delivery platform. It operates JD NOW, formerly known as JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada NOW, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The vast volume of on-demand delivery orders from the JD NOW platform increases order volume and density for the Dada NOW platform. Meanwhile, the Dada NOW platform enables improved delivery experience for participants on the JD NOW platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749-0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB in thousands)

	As of
	December 31, 2023	September 30, 2024
ASSETS
Current assets
Cash and cash equivalents	1,893,032	2,776,695
Restricted cash	519,207	67,394
Short-term investments	1,558,315	—
Accounts receivable, net	386,768	1,159,595
Inventories	9,270	11,815
Amount due from related parties	1,287,080	667,018
Prepayments and other current assets	415,326	307,428
Total current assets	6,068,998	4,989,945
Non-current assets
Property and equipment, net	8,392	8,022
Intangible assets, net	1,479,644	1,134,737
Operating lease right-of-use assets	16,335	3,148
Other non-current assets	512	146
Total non-current assets	1,504,883	1,146,053
TOTAL ASSETS	7,573,881	6,135,998

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	5,008	9,607
Payable to riders and drivers	867,323	839,441
Amount due to related parties	190,039	—
Accrued expenses and other current liabilities	922,483	540,529
Operating lease liabilities	14,719	897
Total current liabilities	1,999,572	1,390,474
Non-current liabilities
Deferred tax liabilities	16,979	10,716
Non-current operating lease liabilities	414	488
Total non-current liabilities	17,393	11,204
TOTAL LIABILITIES	2,016,965	1,401,678

TOTAL SHAREHOLDERS’ EQUITY	5,556,916	4,734,320

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,573,881	6,135,998

DADA NEXUS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(RMB in thousands, except shares and per share data)

	For the three months ended			For the nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024
Net revenues	2,621,839	2,349,907	2,429,439	7,754,061	7,231,101
Costs and expenses
Operations and support	(1,711,235)	(1,735,748)	(1,731,655)	(4,611,401)	(5,307,430)
Selling and marketing	(1,018,496)	(781,910)	(717,428)	(3,471,794)	(2,317,636)
General and administrative	(29,050)	(48,123)	(107,723)	(164,048)	(206,409)
Research and development	(94,097)	(85,364)	(90,314)	(324,856)	(269,737)
Other operating expenses	(9,760)	(15,878)	(9,546)	(28,686)	(39,951)
Total costs and expenses	(2,862,638)	(2,667,023)	(2,656,666)	(8,600,785)	(8,141,163)
Other operating income	30,320	6,625	442	52,927	7,938
Loss from operations	(210,479)	(310,491)	(226,785)	(793,797)	(902,124)
Other income/(expenses)
Interest expenses	—	—	—	(807)	—
Others, net	43,247	22,186	27,370	115,691	84,378
Total other income, net	43,247	22,186	27,370	114,884	84,378
Loss before income tax benefit	(167,232)	(288,305)	(199,415)	(678,913)	(817,746)
Income tax benefit	1,253	2,074	2,088	3,759	6,217
Net loss	(165,979)	(286,231)	(197,327)	(675,154)	(811,529)
Net loss per ordinary share
Basic	(0.16)	(0.27)	(0.19)	(0.65)	(0.78)
Diluted	(0.16)	(0.27)	(0.19)	(0.65)	(0.78)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	1,042,045,692	1,043,972,124	1,039,661,914	1,037,646,433	1,046,833,812
Diluted	1,042,045,692	1,043,972,124	1,039,661,914	1,037,646,433	1,046,833,812

Net loss	(165,979)	(286,231)	(197,327)	(675,154)	(811,529)
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of tax of nil	(8,192)	22,834	(37,432)	122,892	(1,448)
Total comprehensive loss	(174,171)	(263,397)	(234,759)	(552,262)	(812,977)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(RMB in thousands, except shares, per share and percentage data)

	For the three months ended			For the nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024
Loss from operations	(210,479)	(310,491)	(226,785)	(793,797)	(902,124)
Add:
Share-based compensation expenses	36,868	25,545	21,465	116,569	62,131
Amortization of intangible assets resulting from acquisitions	121,207	120,474	118,598	379,635	359,138
Non-GAAP loss from operations	(52,404)	(164,472)	(86,722)	(297,593)	(480,855)

Net loss	(165,979)	(286,231)	(197,327)	(675,154)	(811,529)
Add:
Share-based compensation expenses	36,868	25,545	21,465	116,569	62,131
Amortization of intangible assets resulting from acquisitions	121,207	120,474	118,598	379,635	359,138
Income tax benefit	(1,253)	(2,074)	(2,088)	(3,759)	(6,217)
Non-GAAP net loss	(9,157)	(142,286)	(59,352)	(182,709)	(396,477)

Net revenues	2,621,839	2,349,907	2,429,439	7,754,061	7,231,101

Net margin	(6.3)%	(12.2)%	(8.1)%	(8.7)%	(11.2)%
Non-GAAP net margin	(0.3)%	(6.1)%	(2.4)%	(2.4)%	(5.5)%

Non-GAAP net loss per ordinary share
Basic	(0.01)	(0.14)	(0.06)	(0.18)	(0.38)
Diluted	(0.01)	(0.14)	(0.06)	(0.18)	(0.38)

Weighted average number of shares used in calculating non-GAAP net loss per ordinary share
Basic	1,042,045,692	1,043,972,124	1,039,661,914	1,037,646,433	1,046,833,812
Diluted	1,042,045,692	1,043,972,124	1,039,661,914	1,037,646,433	1,046,833,812